UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                              August                             , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date August 28, 2008	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

Telekomunikasi Indonesia, Indonusa Telemedia and PCCW
join forces to bring world-class IPTV services to Indonesia
HONG KONG and JAKARTA, 28 August, 2008 — PT Telekomunikasi Indonesia Tbk (TELKOM), PT Indonusa Telemedia (Telkomvision) and PCCW International (HK) Limited (PCCW) today announced their intention to collaborate to bring world-class IPTV services to Indonesia.
The parties have signed a memorandum of understanding to cover their intention to co-invest in Telkomvision for the deployment of pay-TV services including IPTV and transactional services, direct-to-home satellite television broadcasts (DTH) and other features.
As Indonesia’s largest comprehensive provider of information and communications (infocomm) services, the intended collaboration advances TELKOM’s plan to work with world-class partners to develop next generation services that can be supported by newly-integrated fixed-line, broadband Internet, TV and mobile service-delivery platforms.
Offered by Telkomvision, the IPTV services are to deliver compelling international and local content to various audiences in Indonesia, complementing a successful nationwide DTH and cable service that has already attracted more than 140,000 subscribers.
After launching one of the world’s largest commercial deployments of IPTV and providing Hong Kong’s first and only quadruple-play experience — by which media content and interactive services are delivered via fixed-line, broadband Internet, TV and mobile platforms — PCCW has been awarded preferred-partner status by TELKOM and Telkomvision in the business, technology and implementation aspects of the Indonesian pay-TV venture. PCCW’s flagship IPTV product, PCCW MediaCore™, contains the core solutions behind PCCW’s hugely-successful now TV operation and enables an operator to harness proven technology, functionality, methodologies and strategies that have been widely endorsed by content providers and the industry in general.
PCCW’s quadruple-play experience will act as a major reference when planning deployment of TELKOM’s own quadruple-play capability to make appealing media content and interactive services available across four service-delivery platforms — fixed-line, broadband Internet, TV and mobile.
Cont’d ...

PCCW MediaCore™ offers a complete set of solutions and services, including business and technical consultancy, as well as design, build and technology solutions, plus content management, marketing support and operations management.
TELKOM’s Chief Executive Officer, Rinaldi Firmansyah stated that: “By rapidly developing a quadruple-play environment in TELKOM, supported by PCCW’s rich experience, we will be able to strengthen TELKOM’s leadership in a consumer market ready to embrace new ways of enhancing everyday Indonesian lifestyles via world-class technology. This will also transform the way Indonesians utilize and enjoy integrated communications technologies, and help them adapt quickly to a new era of information and communications.”
Telkomvision’s President Director and Chief Executive Officer, Rahadi Arsyad, added that “Telkomvision is proud to be the first operator to be bringing world-class IPTV services into Indonesia and we endeavour to offer the best TV experience to all Telkomvision’s PayTV service subscribers.”
PCCW Group Managing Director Alex Arena said: “With a population of more than 220 million, Indonesia represents a fast-growing and exciting market for PCCW. We are proud to have won the opportunity to join forces with TELKOM and Telkomvision to launch world-class IPTV services in Indonesia and we believe we have all the best elements in place to replicate the success PCCW has achieved in Hong Kong’s pay-TV market.”
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About PT Telekomunikasi Indonesia Tbk
TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. TELKOM, through its subsidiaries, also provides one of the leading PayTV services in Indonesia. TELKOM provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunication services. TELKOM’s shares are listed in the Indonesia Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: TLK) and London Stock Exchange (LSE: TKIA), as well as publicly offered without listing in Japan.
Cont’d ...

About PT Indonusa Telemedia
Telkomvision, a wholly owned subsidiary of TELKOM, is one of the largest providers of pay TV services in Indonesia. Its vision is to become the leading pay TV service provider in Indonesia by providing targeted multi-tiered pay TV services across multiple platforms bundled with TELKOM’s other offerings. It will be an integrated part of TELKOM’s quad-play strategy providing crucial linkages in terms of pay TV, content for 3G applications, streaming video and audio.
About PCCW Limited
PCCW Limited (SEHK:0008) is the premier telecommunications provider in Hong Kong and a world-class player in Information and Communications Technologies. As the provider of Hong Kong’s first quadruple-play experience, PCCW offers a range of innovative media content and services across four platforms — fixed-line, broadband Internet access, TV and mobile. In addition, the Company meets the sophisticated needs of the international business community, while supporting network operators with cutting-edge technical services and handling large-scale IT outsourcing projects for public and private sector organizations. To learn more about PCCW, please go to www.pccw.com.
About PCCW International (HK) Limited
PCCW International (HK) Limited is a wholly-owned subsidiary of PCCW Limited, Hong Kong’s premier telecommunications provider and a world-class player in Information and Communications Technologies (ICT). It is headquartered in Hong Kong and has presence in mainland China, Singapore, Thailand, Indonesia, Malaysia, Brunei and the Middle East. PCCW International takes PCCW’s expertise and capabilities to worldwide markets, providing ICT solutions and services to customers including telecoms and media operators, enterprises and public sector organizations. PCCW International’s leading-edge solutions and services include IPTV and quadruple-play solutions, deployment of 3G mobile and wireless broadband services, design and build of network infrastructure, and operations consultancy and outsourcing.
For media inquiries, please call:

PCCW Limited Stella Wong Corporate Communications Tel: +852 2888 2253 Email: stella.wm.wong@pccw.com	PT Telekomunikasi Indonesia Tbk Harsya Denny Suryo VP Investor Relations & Corporate Secretary Tel: +62 21 5215109 Fax: +62 21 5220500 Email: investor@telkom.co.id Website: www.telkom-indonesia.com